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March 30, 2023
VIA EDGAR AND ELECTRONIC MAIL
David Plattner, Esq.
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Re:	Blue Foundry Bancorp (the “Company”) PREC14A (the “Proxy Statement”) filed by Lawrence Seidman et al. (“Seidman”) Filed March 20, 2023 File No. 001-40619
Dear Mr. Plattner:
We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 27, 2023 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Seidman.  We have reviewed the Staff Letter with Seidman and provide the following responses on Seidman’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.
PREC14A filed March 20, 2023
General
1.	Please use the updated Schedule 14A cover page.
Seidman acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.
2. Please mark as preliminary your preliminary proxy statement and form of proxy. See
Rule 14a-6(e)(1).

Seidman acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.
3.	Please add page numbers to the filing.

OLSHAN FROME WOLOSKY LLP	WWW.OLSHANLAW.COM

Seidman acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.
4.
Please advise as to when the Participants anticipate distributing the proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk..

Seidman acknowledges the Staff’s comment and advises the Staff that it does not currently intend on distributing its definitive proxy statement prior to the Company’s distribution of its own definitive proxy statement; provided, however, that if Seidman distributes its definitive proxy statement prior to the Company distributing its definitive proxy statement, Seidman understands that it will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will subsequently provide any omitted information in a supplement to its definitive proxy statement after the information has been made public by the Company in order to mitigate such risk.
Reasons for the Solicitation
5.
We note the following disclosure at the end of this section: "However, the Company has not made any effort to work collaboratively with us, so we were left with no choice to take action for the benefit of all BLFY stockholders." Please clarify this statement, as its meaning is unclear.

Seidman acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.
Voting and Proxy Procedures
6.
We note the following disclosure: "If you vote 'FOR' less than two (2) nominees in Proposal 1, your shares will only be voted 'FOR' those nominees you have so marked." To avoid potentially confusing shareholders, please replace "those nominees" with "the nominee" or "that nominee," or advise. Please do the same on the proxy card..

Seidman acknowledges the Staff’s comment and has revised the Proxy Statement and proxy card accordingly.
*   *   *
The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell
cc: Lawrence Seidman

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